

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2013

Via E-mail
Jodi Taylor
Chief Financial Officer
The Container Store Group, Inc.
500 Freeport Parkway
Coppell, TX 75019

> **Re:** **The Container Store Group, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted July 12, 2013**
> **CIK No. 0001411688**

Dear Ms. Taylor:

We have reviewed your draft registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.  Please revise throughout the prospectus to include all information that may not properly be excluded under Rule 430A.  Please provide all information required with respect to the offering price range, underwriting discounts and the number of shares.  Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.  We may have further comments once items that are currently blank, such as portions of your capitalization and dilution tables, are completed.

2.  All exhibits are subject to our review.  Accordingly, please file or submit all of your exhibits with your next amendment, or as soon as possible.  Please note that we may have comments on the legal opinion and other exhibits once they are filed.  Understand that we will need adequate time to review these materials before accelerating effectiveness.

3.  Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has completed its review, including its review regarding the underwriting compensation terms and arrangements of this offering, and has no objections.

4.  Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Summary, page 1

5.  Reference is made to your disclosures throughout the filing of average four-wall Adjusted EBITDA margin, average pre-tax payback period and average annualized return on invested capital and to your disclosure on page ii that these measures are not recognized under accounting principles generally accepted in the United States.  Please tell us whether you believe these measures are non-GAAP measures, as defined at Item 10(e) of Regulation S-K, including your basis for your conclusion.  If so, please tell us your consideration of providing the disclosures prescribed by Item 10(e)(1)(i) of Regulation S-K.

6.  We note references throughout your prospectus to third-party sources, including to eSite on page 4, for statistical, qualitative and comparative statements contained in your prospectus.  Please provide copies of these source materials to us, appropriately marked to highlight the sections relied upon.  Please also disclose whether you commissioned any of the materials to which you refer and file the consent of each party who conducted any of the studies to which you refer, or confirm that these studies are widely available to the public.

7.  Please disclose whether the following statements are based upon management's belief, industry data, reports or articles or any other source.  If the statement is based upon management's belief, please indicate that this is the case and include an explanation for the basis of such belief.  Please also revise any similar statements in the Description of Business and Management's Discussion and Analysis sections.

    *   "We are the leading specialty retailer of storage and organization products in the United States, with over $700 million of net sales in fiscal 2012." (page 1)  In providing the basis for this assertion, please disclose the measure or measures by which you believe you are the "leading specialty retailer of storage and organization products in the United States."

- "We are the original storage and organization specialty retailer and the only national retailer solely devoted to the category." (page 1)  In providing the basis for this assertion, please provide additional disclosure regarding the specialty storage and organization retail category in which you operate, including whether this retail category is an industry-defined term or whether you have coined this term.  Please also clarify that other national retailers may provide competing products, though such retailers may not operate exclusively in the specialty storage and organization retail category.  In this regard, we note your disclosure on page 19.

- "The strength of our brand is built on our history as the originator and leader in the storage and organization category . . . ." (page 3)

- "We have achieved nationwide recognition . . . ." (page 3)

- "[T]he prominence of our brand has also led to a significant number of media impressions, including print mentions in newspapers and magazines with more than 520 million readers and television broadcast mentions on shows with more than 270 million viewers in 2012." (pages 3-4)

- Your statement on page 5 that you are "the only national retailer solely devoted to [the storage and organization category]."

Company Overview, page 1

8.  We note the bullet points on pages 1-2 highlighting your financial performance in recent years.  Please balance this disclosure by including the fact that you have experienced net losses in each of the last three fiscal years, and in the fiscal quarter ended June 1, 2013.

Our Competitive Strengths, page 2

Deep-rooted, Employee-first Culture, page 2

9.  Please identify the industry you are using for purposes of the average rate of employee turnover comparison that you make.

Proven Real Estate Site Selection Process, page 3

10.  We note your disclosure that you have never closed a store due to underperformance.  Please clarify whether you have ever relocated a store for underperformance.

Our Growth Strategy, page 4

Expanding our Store Base, page 4

11. Please disclose the timeframe in which you believe you can grow the number of U.S. stores to 300 stores in your current format.

Our Market, page 5

12. We note your statements in this section that the "storage and organization category" is highly fragmented and extends across many retail segments. We also note your disclosure on page 19 that competitive product offerings may be found at mass merchants such as Wal-Mart and Target, at specialty retail chains such as Bed Bath & Beyond and Crate and Barrel, and that you face competition from internet-based retailers such as Amazon. Please balance your disclosure in this section with that provided in the risk factor beginning on page 19.

Summary Risk Factors, page 5

13. Please balance your disclosure by addressing the risks, if any, associated with servicing your long-term debt obligations and your fixed lease obligations, as well as the competition that you face from mass merchants, specialty retail stores, and internet-based retailers.

Principal Equity Holders, page 6

14. Please briefly describe how and when the funds associated with LGP acquired their shares of your preferred and common stock. Please also disclose in this subsection or under a separate heading in your prospectus summary any payments, including dividend payments, compensation or the value of any equity that the funds associated with LGP and your directors or executive officers received or will receive in connection with the offering.

15. Please disclose in this section the fact that your principal equity holder may have interests that conflict with your interests and those of your other stockholders, as you state on page 29.

Summary Historical Consolidated Financial and Operating Data, page 11

16. We note that the summary historical financial and operating data presented in the tables is not presented in the same chronological order as presented in your audited financial statements. We also note that historical financial information presented in tabular form in Selected consolidated financial data and throughout Management's discussion and analysis of financial condition and results of operations is not presented in the same

chronological order as presented in your audited financial statements. Please revise so that the financial statements and other data presented in tabular form reads consistently from left to right throughout the filing. Please refer to ASC 205-10-S99-9.

17. We note that you calculate working capital as current assets (excluding cash and cash equivalents) less current liabilities (excluding the current portion of long-term debt and revolving lines of credit). In light of the exclusions, please tell us whether you believe the disclosed working capital amounts are non-GAAP measures, as defined at Item 10(e) of Regulation S-K, including your basis for your conclusion. If so, please tell us your consideration of providing the disclosures prescribed by Item 10(e)(1)(i) of Regulation S-K.

Risk Factors, page 14

Risks Related to Our Business, page 14

Because of our international operations, page 23

18. Please expand this risk factor to clarify whether you have experienced violations of the Foreign Corrupt Practices Act or the other anti-bribery and anti-kickback laws to which you refer in this risk factor that have had a materially adverse impact on your business or operations. Please also revise the Regulation portion of your Description of Business section to elaborate upon the way(s) in which the Foreign Corrupt Practices Act affects your operations.

Cautionary Note Regarding Forward-Looking Statements, page 35

19. Many of the statements in your submission relate to present facts or conditions, rather than to historical facts or future events. Accordingly, the second sentence of this section beginning "[a]ll statements other than statements of historical facts . . . ." appears to be overly broad. Please narrow your statement accordingly or remove it.

The Exchange, page 37

20. Please tell us if you plan to update the disclosure in this section and throughout the prospectus to reflect the liquidation preferences and number of shares of common stock into which the outstanding preferred stock will be exchanged as of a date closer the date on which this offering will close. We may have further comment upon reviewing your response.

Use of Proceeds, page 39

21. We note your disclosure in the second paragraph of this section that you may increase or decrease the number of shares that you are offering. Please elaborate upon the

circumstances in which you will increase or decrease the number of shares that you are offering, and confirm your understanding of applicable Securities Act rules regarding increasing or decreasing the size of the offering and communicating any such change in the offering size, as applicable.

22. We note that a portion of the net proceeds will be applied to repay a portion of the outstanding borrowings under the Senior Secured Term Loan Facility. We also note your disclosure on page 125 that the Senior Secured Term Loan Facility was amended in April 2013 to increase the size of the credit facility. Please describe the use of proceeds of the Senior Secured Credit Facility within the past year. Please refer to Instruction 4 to Item 504 of Regulation S-K.

Dividend Policy, page 43

23. Please revise your disclosure to clarify that you do not currently expect to pay cash dividends on your common stock, as it appears that you currently contemplate paying dividends on both your senior preferred and junior preferred stock.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 52

Overview, page 52

24. We note your statement on page 53 that you "believe Elfa can continue to grow its wholesale business across Europe." Please balance your disclosure in this section by disclosing the fact that Elfa experienced declines in its third party sales in the first quarter of 2013 as compared to the first quarter of 2012, and in fiscal 2012 as compared to fiscal 2011.

First Thirteen Weeks of Fiscal 2013 Compared to First Thirteen Weeks of Fiscal 2012, page 56

Net Sales, page 56

25. We note disclosure in various locations of your document indicating that net sales from your website are also included in calculations of comparable store sales. Please clarify whether there are any website sales for any of the periods presented that are not included with calculations of comparable store sales. Please also quantify, on a real dollar and percentage basis, the total amount of your website sales for each period presented. If website sales are more than incidental to your total comparable store sales, please revise your filing to provide a breakout of your comparable store sales both with and without internet sales. Alternatively, please tell us in great detail why this additional disclosure is not warranted.

Gross Profit and Gross Margin, page 57

26. We note your disclosure that the Elfa gross margin improved for the thirteen weeks ended
June 1, 2013 as compared to the thirteen weeks ended May 26, 2012 partially as a result
of a favorable shift in product and market mix.  Please tell us more about this shift in
product and market mix, including whether management considers this to be a material
trend that is expected to continue in the future.  Please revise your filing as appropriate.
We refer you to Section III.B.3 of SEC Release No. 33-8350.

Liquidity and Capital Resources, page 66

27. Please tell us your consideration of disclosing:

- the amount of cash and short term investments held by foreign subsidiaries;

- a statement that you would need to accrue and pay taxes if repatriated; and

- a statement that you do not intend to repatriate the funds.

Cash Flow Analysis, page 66

28. Please tell us your consideration of discussing fiscal 2010 cash flows as compared to
fiscal 2011 cash flows.  Refer to the Instructions to paragraph 303(a) of Regulation S-K.

Critical Accounting Policies and Estimates, page 71

29. We note the disclosure on page F-23 of the stock option grants during fiscal year 2012.
In order to better understand the fair value of your common stock underlying the equity
compensation, please tell us more about the significant factors that may have contributed
to changes in that fair value for the equity based issuances during the past year.  Please
continue to provide this information as of the date of each grant and equity related
issuance, through the estimated IPO price.  This reconciliation should describe significant
intervening events within the company and changes in assumptions as well as weighting
and selection of valuation methodologies employed that explain the changes in the fair
value of your common stock up to the filing of the registration statement.  To the extent
that you believe this is a significant accounting policy, please revise your filing
accordingly.

Business, page 82

Our Growth Strategy, page 85

30. Please clarify whether you intend to expand your store base within the markets in which you currently operate, or whether the expansion disclosed in this section contemplates entry into new and/or additional markets.

Our Products, page 88

31. We note your disclosure in this section regarding the exclusivity of your products and the fact that "[m]any of these products are our own brands, including our elfa® products." If material, please quantify the amount of sales that are attributable to the sale of elfa® products and the amount of sales attributable to the sale of your branded products, other than elfa® products. Please also briefly describe the products offered under your brands.

Sourcing, page 89

32. Please disclose the percentage of elfa® products that attributed to your fiscal 2012 purchases.

Certain Relationships and Related Party Transactions, page 116

Exchange Agreement, page 116

33. Please quantify in this section the amount of proceeds from the Dividend that will be received by each person qualifying as a related person under Item 404(a) of Regulation S-K. Please also disclose the approximate dollar value of the amount of common stock that such persons will receive upon conversion of the outstanding preferred stock. Please refer to Item 404(a)(3) of Regulation S-K.

Description of Common Stock, page 121

34. We note your statement that "our shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable." As it appears that this is a legal conclusion that should come from counsel, please revise this statement accordingly, or remove such statement.

Exclusive Venue, page 122

35. We note your disclosure that the exclusive venue provision may have the effect of discouraging lawsuits against your directors and officers. Please tell us what consideration you gave to including this effect in your risk factor disclosure.

Consolidated Financial Statements, page F-1

36. Reference is made to the last paragraph on page 32 which states that the obligors under the Senior Secured Term Loan Facility, the Revolving Credit Facility and the Elfa Senior Secured Credit Facilities are currently restricted from paying cash dividends.  In light of these subsidiary restrictions, please tell us the amount of restricted net assets as defined in Rule 4-08(e)(3) of Regulation S-X as of the end of most recently completed year and how you compute the amount.  In addition, if the restricted net assets exceed 25 percent of your consolidated net assets, please provide the disclosures required by paragraphs 3(i) and (ii) of Rule 4-08(e) of Regulation S-X and Schedule I prescribed by Rule 12-04 of Regulation S-X as required by Rule 5-04 of Regulation S-X.  Further, please revise the filing to consistently describe subsidiary restrictions for paying cash dividends including discussion of any changes resulting from the April 2013 amendment to the Senior Secured Term Loan Facility

Consolidated Statements of Operations, page F-5

37. We note that you intend to use a significant portion of the offering proceeds to pay a dividend to holders of your senior preferred stock and potentially to holders of your junior preferred stock.  Please tell us what consideration you gave to presenting pro forma EPS, in addition to historical EPS, for the latest year and interim period reflecting the dilution equivalent to the number of shares whose proceeds will be used to pay dividends.

Notes to Consolidated Financial Statements, page F-9

Note 2. Goodwill and Tradenames, page F-15

38. We note that you have identified certain trademarks recorded on your balance sheet as having indefinite lives.  Please tell us more about these trademarks and the factors you considered in determining that they have indefinite lives.  In this regard, please provide us support demonstrating there are no legal, regulatory, contractual, competitive, economic, or other factors that limit the useful life of the trademarks.  See ASC 350-30-35-1 through -5.

Note 6. Income Taxes, page F-20

39. Please tell us your consideration of disclosing the amount of the unrecognized deferred tax liability related to investments in foreign subsidiaries that are essentially permanent in duration or a statement that determination is not practicable.  Refer to ASC 740-30-50-2c.

Note 11. Commitments and Contingencies, page F-26

40. We note the disclosure that ordinary litigation and routine reviews by regulatory bodies are not expected to have a material adverse effect on your financial condition, results of operations, or cash flows.  Please confirm, and revise your filing as appropriate, whether that assertion is believed to be true for ordinary litigation on both an individual basis and in the aggregate.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm).  If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters.  Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Dietrich King, Legal Branch Chief, at (202) 551-3338, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director

cc:     Gregory P. Rogers, Esq.